NEWS RELEASE

2003 BEST YEAR, YET!
4th QUARTER AND YEAR-END RESULTS
DELIVERING RECORD EARNINGS IN GOLD'S BULL MARKET
(All dollar amounts in US$ unless otherwise stated)

Toronto, February 17, 2004 - GOLDCORP INC. (GG:NYSE; G:TSX) is pleased to announce its financial and operating results for the 4th quarter and full year ended December 31st, 2003. The most significant events are listed below.

  Record Earnings of $98.8 million or $0.54 per share for 2003 represent an increase of 38% over previous year, even though the average gold price only increased 17%.

  Total Liquid Assets (Cash, Gold Bullion and Marketable Securities) of $410 million increased $72 million from year end 2002 equating to an average increase of approximately $200,000 per day during the year. This was achieved after making capital expenditures of $75 million and dividend payments of $28 million!

  Gross operating margins of 66.3%. Net profit margins 37.6%. Return on invested capital 23.1%

  Gold inventory is growing again! 13% of production (20,791 ounces) was held back during the 4th quarter.

  Total dividend payments for 2004 (including a $0.10 per share special dividend payment) forecast to be $0.28 per share.

  The Red Lake Mine met forecasts producing 532,028 ounces at a cash cost of $80 per ounce for the year. The new shaft sinking project is on schedule.

  During January, 2004 the Red Lake Mine produced 57,296 ounces of gold from ore grading 3.12 ounces per ton (opt) (or 107 grams per tonne (gpt), its highest monthly production and grade to date.

KEY FINANCIAL IMPROVEMENTS
2003 VS 2002

Cash and Short-Term Investments	$379 million	+45%
Working Capital	$362 million	+32%
Shareholders' Equity	$508 million	+46%
Earnings per Share	$0.54	+38%

Goldcorp Inc. - Fourth Quarter Results	Page 2

SHAREHOLDERS BENEFITING FROM GOLD'S BULL MARKET

We believe that gold is in a bull market,! In 2003 the gold price reached levels not seen since 1996. Goldcorp believes that shareholders should benefit from the increasing gold price through improvements in financial performance and increasing dividends. The Company is therefore extremely pleased that it was able to deliver record annual earnings in a rising gold price environment. Earnings have increased in each of the last three years. Our balance sheet continues to get stronger. The majority of our cash is held in Canadian dollars and during 2003, the Company's cash position increased $57.5 million in US dollar terms as a result of this. Financial and operating highlights for the 4th quarter and full year ended December 31, 2003 are summarized below.

FINANCIAL RESULTS
4th Quarter Ended December 31, 2003

Revenues for the quarter were $110.6 million, compared with $47.3 million for the 4th quarter 2002. This represents a year over year increase of 134%.

Earnings were $43.3 million, or $0.23 per share, compared with $19.7 million, or $0.11 per share, for the same period in 2002. During the quarter an increase of $1.9 million in the income tax provision (reflecting an increase in provincial tax rates) negatively affected earnings by $0.01 per share. Cash flow from operations was $69.8 million, or $0.38 per share, compared with $29.9 million, or $0.16 per share for the same period in 2002.

Earnings increased compared with 2002 primarily because of two factors. First, the average realized gold price for the quarter of $388 per ounce was 19% higher than the average realized gold price of $326 per ounce for the 4th quarter, 2002. Second, during the quarter, Goldcorp sold its gold inventory of 266,730 ounces. This gold inventory had been accumulated with the belief that gold was in a bull market and that it could be sold at a later date for higher prices and thus generate higher earnings for our shareholders. The gold inventory was sold during the quarter to demonstrate the effectiveness of this program.

Some 142,913 ounces of this inventory was gold that had been produced, but not yet sold. Earnings on this gold could only be realized at the time of sale. By selling this gold in the 4th quarter, the Company realized $72 per ounce more than if the gold had been sold as produced when the gold price was lower, and therefore generated higher earnings. The other 123,817 ounces of the gold inventory had been purchased. This gold was sold for $66 per ounce more than the average price at which it was purchased, and therefore also generated additional earnings.

The effectiveness of this program was demonstrated as the gold sale generated approximately $0.13 per share of additional earnings. This allowed us to declare a special dividend of $0.10 per share which was paid to shareholders on January 13, 2004.

We continue to believe that gold is in a long term bull market and therefore, immediately following the sale of this first gold inventory, Goldcorp commenced the accumulation of a new gold inventory, and by the end of 2003 held 20,791 ounces of gold, representing 13% of 4th quarter production. The Company's intention is to continue to hold back a portion of production to rebuild its gold inventory to at least its former levels!

Earnings were negatively affected in the 4th quarter relative to the same period in 2002 by increasing corporate administration charges which resulted from the increasing value of the Canadian dollar and the inclusion of stock option compensation expenses in the financial statements. Other negative factors were the increased Depreciation, Depletion and Amortization charges resulting from the sale of the gold inventory; and a smaller gain on marketable securities. Operating cash flow increased as a result of the sale of the produced gold inventory.

Goldcorp continued to enjoy industry-leading margins during the quarter which in most cases increased relative to the 4th quarter, 2002. Key financial ratios were as follows (comparable figures for the 4th quarter, 2002 are indicated in parentheses): gross operating margin 70.0% (62.4%); net profit margin 39.2% (41.7%); and return on invested capital 36.1% (23.1%).

Goldcorp Inc. - Fourth Quarter Results	Page 3

The Company's balance sheet was strengthened considerably during the quarter and at year end its

Liquid Treasury Assets had a market value of $409.7 million and consisted of Cash of $379.0 million, Gold Bullion of $8.7 million and Marketable Securities of $22.0 million. The value of these

Liquid Treasury Assets increased $71.9 million relative to the year ended December 31, 2002 representing an average increase of approximately $200,000 per day for 2003! Goldcorp remains DEBT FREE AND UNHEDGED.

FINANCIAL RESULTS
Year Ended December 31, 2003

Revenues for 2003 were $262.6 million, compared with $185.2 million in 2002, representing a 42% year over year increase. Earnings were $98.8 million, or $0.54 per share, compared with $68.2 million, or $0.39 per share, in 2002. These are the highest annual earnings for Goldcorp to date, and represent a 38% year over year increase in earnings per share. Cash flow from operations was $95.2 million, or $0.52 per share, compared with $104.1 million, or $0.59 per share, in 2002.

Earnings increased compared with 2002, primarily as a result of a higher realized gold price and the sale of the gold inventory in the 4th quarter. For 2003, the average realized gold price was $367 per ounce which was an 18% increase over the $312 per ounce realized in 2002. Earnings were also positively affected by increased interest income in 2003 compared with 2002, and were negatively affected by the same factors experienced in the 4th quarter, 2003.

Operating cash flow decreased in 2003 compared with 2002 as a result of a $36 million tax payment for 2002 taxes, in the 1st quarter, 2003, together with increased tax installments for 2003 taxes. This more than offset the positive effects of the gold inventory sale on cash flow. For 2004 and future years, taxes will generally be paid only for the current year.

Goldcorp continued to enjoy strong margins for the full year, which in most cases increased in 2003 compared with 2002. Key financial ratios were as follows (comparable figures for 2002 are indicated in parentheses): gross operating margin 66.3% (65.0%); net profit margin 37.6% (36.8%); and return on invested capital 23.1% (26.9%).

OPERATING RESULTS
4th Quarter Ended December 31, 2003

Gold production was 158,289 ounces at a cash cost of $95 per ounce sold, compared with 150,229 ounces at a cash cost of $105 per ounce sold in the same period 2002. Golcorp's consolidated cash costs per ounce sold fell because of the sale of that portion of the gold inventory accumulated by holding back production from sale. This had the effect of increasing the percentage of the total sales which came from the Red Lake Mine, compared with the same period in 2002. During the 4th quarter, 2003, 95% of the ounces sold came from the Red Lake Mine, compared with 82% during the same period in 2002. Since the Red Lake Mine is the Company's lowest cost mine, increasing the contribution from it lowers consolidated cash costs.

The Red Lake Mine produced 140,930 ounces of gold at a cash cost of $87 per ounce sold, compared with 130,398 ounces of gold at a cash cost of $72 per ounce sold during the same period in 2002. The increase in cash costs were primarily due to the increasing CDN$:US$ exchange rate, and an increased contribution from ounces produced from concentrate.

During the quarter, 34,459 ounces of gold were produced from concentrate (processed at the adjacent Campbell Mine and at the Goldstrike Property in Nevada), compared with 17,092 ounces produced from concentrate in the same period in 2002. Production from concentrate raises the overall cash costs. Excluding the production from concentrate, cash costs at the Red Lake Mine were $80 per ounce for the quarter.

The average grade of ore processed at the Red Lake Mine during the period was 2.26 opt (77.5 gpt) which was identical to the grade processed during the 4th quarter, 2002. The recovery rate on-site at the mine was 89.4%, compared with 90.6% during the same period in 2002. Including production from concentrate, the overall recovery was 97.4%.

Goldcorp Inc. - Fourth Quarter Results	Page 4

The Wharf Mine produced 17,359 ounces of gold at a cash cost of $245 per ounce sold, compared with 19,831 ounces at a cash cost of $254 per ounce sold in the same period in 2002. Costs improved as a result of a higher grade processed (0.034 opt (1.2 gpt) compared with 0.024 opt (0.8 gpt)) for the same period in 2002, which offset the negative effects of the slower leach times.

At Saskatchewan Minerals, revenues of $3.4 million were consistent with the same period in 2002 as the reduction in tons of sodium sulphate produced was offset by price increases resulting from improved market conditions. Increased operating costs resulting from the stronger Canadian dollar resulted in a decline in operating profit and cash flow relative to the same period in 2002.

OPERATING RESULTS
Year Ended December 31, 2003

Gold production was 602,845 ounces at a cash cost of $100 per ounce sold compared with 607,919 ounces at a cash cost of $93 per ounce in 2002. While costs in 2003 were higher than 2002, as a result of increasing costs at both the Red Lake and Wharf Mines, they were positively affected by the sale of the gold inventory.

The Red Lake Mine produced 532,028 ounces at a cash cost of $80 per ounce, compared with 525,930 ounces at a cash cost of $65 per ounce in 2002. The increase in cash costs of $15 per ounce can be attributed to a stronger Canadian dollar ($8 per ounce), a larger percentage of higher cost concentrate ounces ($2 per ounce), and increased mining costs on a per ounce basis ($5 per ounce). Mining costs were higher because of several factors including a greater amount of underground development, increased contractor labour costs, and a slightly lower grade and recovery rate.

During 2003, 60,803 ounces of gold were produced from concentrate compared with 25,062 ounces in 2002. Excluding the gold produced from concentrate, the cash costs at the Red Lake Mine were $75 per ounce for 2003.

The average grade of ore processed at the Red Lake Mine during 2003 was 2.20 opt (75.4 gpt), compared with 2.29 opt (78.5 gpt) processed during 2002. The recovery rate on-site at the mine was 88.6%, compared with 90.8% during the same period in 2002. Including ounces produced from concentrate, the overall recovery was 97.1%.

The Wharf Mine produced 70,817 ounces of gold at a cash cost of $276 per ounce sold compared with 81,989 ounces of gold at a cash cost of $250 per ounce sold in 2002. Costs increased primarily as a result of slower recovery rates (due to a change in ore composition), and longer haul distances.

At Saskatchewan Minerals, revenues in 2003 declined by 2% relative to 2002. Operating profit declined 37%, and operating cash flow declined 31% as a result of a stronger Canadian dollar.

THE RED LAKE MINE
January, 2004 - A Record Month
A Great Start

In January this year, the Red Lake Mine produced 57,296 ounces of gold, which is the highest monthly production from the mine to date. The gold was produced from ore with an average grade of 3.12 opt (107 gpt) which yielded a recovery of 92.3%. Both numbers are record monthly statistics for the mine.

The average grade realized during the month was 42% higher than the forecast grade of 2.20 opt (75.4 gpt). On January 23, 2004 the average grade of ore processed was an extremely impressive 5.20 opt (178.3 gpt)

This is a great start to 2004! We continue to be proud of our achievements at the mine and look forward to continuing our tradition of applying innovative solutions to the operation's challenges. For example, our water treatment plant at Cochenour is being commissioned and we are commencing an experiment with snow guns to reduce ammonia discharge; three dimensional (3D) cameras are being tested underground to assist in our exploration and mining efforts; and an electrical monitoring program is focused on lowering long term energy costs.

Goldcorp Inc. - Fourth Quarter Results	Page 5

Safety is extremely important to us and we are pleased to announce that the beginning of 2004 marked three years without a lost time accident.

OPERATING FORECASTS FOR 2004

Goldcorp is forecasting consolidated production for 2004 of 595,000 ounces of gold at a cash cost of $106 per ounce.

For the Red Lake Mine, the production forecast for 2004 is 525,000 ounces at a cash cost of $86 per ounce (based on a US$:CDN$ exchange rate of 1.30). The increasing costs in 2004 relative to 2003 are the result of the forecast increase in the US$:CDN$ exchange rate. Of this total, 51,000 ounces of gold are forecast to be produced from concentrate.

At the Wharf Mine, the production forecast for 2004 is 70,000 ounces at a cash cost of $250 per ounce.

RED LAKE MINE EXPANSION
On Schedule

Goldcorp is in the process of sinking a new 7,150 foot (ft) (2179 metres (m)) deep shaft which will increase capacity and improve efficiencies, leading to higher production and lower costs. Progress has been impressive and work on the project has met or exceeded our aggressive schedules. Shaft engineering was completed, as was all construction required to enable shaft sinking to commence in January 2004. This construction work included completion of the hoist building and hoist installations, electrical substation and power line, and all permits. The sinking equipment was installed in the shaft and all other major equipment was commissioned. The shaft is currently at 285 ft (87 m). Project expenditures for 2003 were more than $40 million, and forecast expenditures for 2004 are $30 million. Total capital expenditures are forecast to be approximately $100 million (at a CDN$:US$ exchange rate of 1.30).

The shaft sinking and associated development are scheduled to be completed in the second half of 2006, with the first full year of expanded production being 2007 when more than 700,000 ounces of gold are forecast to be produced at a cash cost of approximately $70 per ounce.

DIVIDENDS INCREASED AGAIN

On October 21, 2003, Goldcorp increased its annual dividend to $0.18 per share (from $0.15 per share) and also increased the frequency to twelve equal monthly installments (from six bi-monthly installments). The Company has stated its desire to increase the dividend as the gold price rises. Since the dividend payment was initiated in February, 2001, the amount of this payment has increased 260% and the frequency of the payment has grown from annually to monthly.

For 2004, Goldcorp intends to pay $0.18 per share in regular dividends, which in conjunction with the $0.10 per share special dividend paid on January 13, 2004, will bring the total dividend payments for the year to $0.28 per share.

USING LEADING-EDGE TECHNOLOGY

Goldcorp is currently completing the construction of a Virtual Reality research facility at the Red Lake Mine. This facility will utilize three dimensional (3D) virtual reality technology which was developed by Mirarco Mining Innovation of Laurentian University in Sudbury, Ontario. The key strength of this technology is its ability to permit visualization of the Red Lake Mine, which allows greater collaboration and understanding among those working at the Mine. This facility will be used to complete a number of mining and exploration-related research projects whose purpose is to increase the efficiency and effectiveness of our mining and exploration efforts.

Goldcorp's Red Lake Mine is the richest gold mine in the world. The Company is in excellent financial condition: has NO DEBT, a Large Treasury and Strong Cash Flow and Earnings. GOLDCORP is completely UNHEDGED and pays a Dividend twelve times a year! Goldcorp's shares are listed on the New York and Toronto Stock Exchanges under

Goldcorp Inc. - Fourth Quarter Results	Page 6

the trading symbols of GG and G, respectively and its options trade on the American Stock Exchange (AMEX), the Chicago Board of Options Exchange (CBOE) and the Pacific Stock Exchange (PCX) in the United States and on the Montreal Exchange (MX) in Canada.

FORWARD-LOOKING STATEMENTS

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Goldcorp Inc., are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Goldcorp expectations are disclosed under the heading "Risk Factors" and elsewhere in Goldcorp documents filed from time to time with the Toronto Stock Exchange, The United States Securities and Exchange Commission and other regulatory authorities.

FINANCIAL INFORMATION

A complete set of our Consolidated Financial Statements and interim Management Discussion and Analysis for the 4th quarter and 12 months ended December 31, 2003, are available on our website at www.goldcorp.com.

For further information, please contact:

Chris Bradbrook	Corporate Office:
Vice President, Corporate Development	145 King Street West
Telephone: (416) 865-0326	Suite 2700
Fax: (416) 361-5741	Toronto, Ontario
e-mail: info@goldcorp.com	M5H 1J8
website: www.goldcorp.com

Goldcorp Inc. - Fourth Quarter Results	Page 7

Key Financial Statistics
(in United States dollars (US$))
	Three months ended		Year ended
	December 31,		December 31,
Financial results (millions)	2003	2002	2003	2002
Total revenues	$ 110.6	$ 47.3	$ 262.6	$ 185.2
Gold sales	$ 107.2	$ 43.7	$ 248.9	$ 171.2
Earnings from operations	$61.7	$ 20.5	$ 134.9	$89.6
Earnings for the period	$43.3	$ 19.7	$98.8	$68.2
Operating cash flow	$69.8	$ 29.9	$95.2	$ 104.1
Per share data (dollars)
Earnings: Basic	$ 0.23	$ 0.11	$ 0.54	$ 0.39
Diluted	$ 0.22	$ 0.10	$ 0.53	$ 0.37
Cash Flow: Basic [1]	$ 0.38	$ 0.16	$ 0.52	$ 0.59
Diluted	$ 0.36	$ 0.16	$ 0.51	$ 0.57
Key financial ratios
Gross operating margin [1]	70.0%	62.4%	66.3%	65.0%
Net profit margin [1]	39.2%	41.7%	37.6%	36.8%
Return on invested capital [1]	36.1%	23.1%	23.1%	26.9%
Weighted average shares outstanding (000's)	185,428	182,323	183,574	176,654

Financial position (millions)			As at Dec. 31,	As at Dec. 31,
			2003	2002
Cash and short-term investments			$ 379.0	$260.8
Gold bullion holdings (valued at market):
Purchased			-	$34.3
Produced, not sold			8.7	32.9
Total gold			$8.7	$67.2
Working capital			$362.2	$ 274.3
Long-term debt			NIL	NIL
Shareholders' equity			$ 507.7	$ 348.9
Shares outstanding (millions)			189.3	182.4
[1] For an explanation of non-GAAP performance measures refer to pages 11-12 of the MD&A.

Goldcorp Inc. - Fourth Quarter Results	Page 8

Key Operating Statistics
(in United States dollars( US$))
	Three months ended		Year ended
	December 31,		December 31,
Totals	2003	2002	2003	2002
Gold produced (ounces)	158,289	150,229	602,845	607,919
Gold sold (ounces)	280,411	133,142	677,936	547,098
Per Ounce Data [1,2,3]
Average realized gold price	$ 388	$ 326	$ 367	$ 312
Average actual gold price	$ 392	$ 323	$ 364	$ 310
Cash cost	$ 95	$ 105	$ 100	$ 93
Non-cash cost	34	40	37	33
Total cost	$ 129	$ 145	$ 137	$ 126

Results for Individual Operations
Gold Produced (ounces)
Red Lake Mine	140,930	130,398	532,028	525,930
Wharf Mine	17,359	19,831	70,817	81,989
Total	158,289	150,229	602,845	607,919
Per Ounce Data ($/oz)
Red Lake Mine
Cash cost	$ 87	$72	$ 80	$ 65
Non-cash cost	31	32	31	29
Total cost	$118	$ 104	$ 111	$ 94
Wharf Mine
Cash cost	$ 245	$254	$276	$250
Non-cash cost	89	77	87	60
Total cost	$334	$331	$363	$310

1 Production costs are based on ounces of gold sold, which differs from ounces of gold produced.
2 Cash and total costs are calculated in accordance with The Gold Institute standards.
3 For an explanation of non-GAAP performance measures refer to pages 11-12 of the MD&A.

Goldcorp Inc. - Fourth Quarter Results	Page 9

Interim Management's Discussion and Analysis
For the quarter ended December 31, 2003

Financial Results
(in millions of US dollars, except per share amounts)

This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") analyses the results of operations for the three months and year ended December 31, 2003.

Revenues increased by $63.3 million for the fourth quarter of 2003 compared with the corresponding period last year, due to an increase in the number of ounces sold and an increase in the average realized gold price. Goldcorp started accumulating gold bullion during the second quarter of 2001 by withholding from sale a portion of its production and by periodically purchasing gold bullion on the open market. At the end of the third quarter of 2003, Goldcorp had accumulated 266,730 ounces of gold bullion in this manner, with 142,913 ounces having been built up from production held back from sale and 123,817 ounces having been built up by purchasing gold bullion on the open market.

During the fourth quarter Goldcorp sold its gold inventory, both purchased and produced. Goldcorp realized an average price of $388 per ounce on the disposal.

Following the sale, Goldcorp resumed its policy of holding back from sale a portion of its gold bullion production. At the end of December 31, 2003 Goldcorp had accumulated 20,791 ounces of gold bullion at a market value of $8.7 million, representing 13% of fourth quarter production and 3% of annual production. Goldcorp may choose to also supplement its bullion holdings in the future by purchasing gold bullion on the open market.

Revenues increased by $77.4 million for the year ended December 31, 2003, compared with the corresponding period last year, similarly due to Goldcorp's decision to liquidate the gold bullion inventory built up by the end of the third quarter of 2003 and higher realized gold prices. The gold price realized for the year ended December 31, 2003 was $367 per ounce, an improvement of $55 per ounce over the corresponding period last year.

Earnings of $43.3 million for the fourth quarter of 2003 represented an increase of $23.6 million over the corresponding period last year and earnings for the year ended December 31, 2003 of $98.8 million represented an increase of $30.6 million over the prior year. The increases were again due to the effect of increased gold prices and the sale during the fourth quarter of 2003 of the gold bullion inventory.

Cash flow from operations for the fourth quarter of 2003 was $69.8 million, compared with $29.9 million for the fourth quarter of 2002. The increase in operational cash flow for the quarter is related to the sale of the produced bullion inventory. Cash flow from operations for the year ended December 31, 2003 was $95.2 million, compared with $104.1 million for the corresponding period last year. The reduction in operational cash flow for the year ended December 31, 2003 is largely due to a tax payment of $35.9 million in the first quarter of 2003 on 2002 earnings and increased tax installments of $35.6 million for the remainder of 2003 on annual expected earnings, offsetting the increased cash flow resulting from the sale of the gold bullion inventory. During 2003, Goldcorp therefore paid $71.5 million in taxes; this double payment of taxes is a one-time event. At December 31, 2003, Goldcorp had income and mining taxes payable of $16.5 million.

At December 31, 2003, Goldcorp had treasury assets with a market value of $409.7 million, comprised of cash and short-term investments of $379.0 million, gold bullion with a market value of $8.7 million and marketable securities with a market value of $22.0 million.

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Shareholders' equity during the twelve months ended December 31, 2003 has increased by $158.8 million. The increase reflects $48.6 million in earnings net of dividends, foreign currency gains of $80.9 million not reflected in earnings, an increase to capital stock of $27.0 million through shares issued on the exercise of stock options and an increase to contributed surplus of $2.3 million. $57.5 million of the $80.9 million annual foreign currency gain is due to the increase in reported cash on the balance sheet as a result of the strengthening of the CDN$ (a substantial portion of Goldcorp's cash and short-term investments are held in CDN$), which is reflected on the Consolidated Statement of Cash Flow under the effect of exchange rate changes on cash. The contributed surplus is the result of the expensing of stock option compensation which is explained in Note 3(a) to the financial statements.

Gold bullion

Revenue from gold bullion production is recognized when ownership passes to the purchaser and as a result revenue is recorded when the gold is sold, not when it is produced. Unlike other gold producers, Goldcorp has strategically held back on sale of gold bullion ounces in anticipation of higher prices. In total, Goldcorp sold 95,882 ounces of gold in 2003 which had been produced in prior years and held back from sale 20,791 ounces of gold produced in 2003. Had Goldcorp only sold the gold produced in 2003, the Company would have sold 602,845 ounces compared to 677,936 ounces actually sold, or 11% fewer ounces.

To accurately reflect Goldcorp's operating performance and financial position certain non-GAAP information is presented reflecting the impact on earnings if the bullion was sold as produced. This approach more accurately reflects the results of our operating activities.

These "bullion adjusted" figures are not measures of performance under Canadian or US GAAP. They should not be considered in isolation or as a substitute for GAAP measures. The bullion adjusted figures do not have standardized meaning nor are they necessarily comparable with other companies.

During the first nine months of 2003 Goldcorp withheld from sale 47,031 ounces of produced gold, increasing the September 30, 2003 inventory of produced gold to 142,913 ounces. During the fourth quarter this inventory was sold, while approximately 13% of the production from the fourth quarter was withheld leaving a December 31, 2003 produced gold inventory balance of 20,791. Quarterly movement in Goldcorp's purchased gold bullion during 2003 is outlined below.

	First quarter	Second quarter	Third quarter	Fourth quarter
Opening balance	95,882	99,759	121,407	142,913
Ounces produced	133,743	149,354	161,459	158,289
Inventoried ounces sold	-	-	-	(142,913)
Ounces sold	(129,866)	(127,706)	(139,953)	(137,498)
Closing balance	99,759	121,407	142,913	20,791

Had Goldcorp only sold gold bullion ounces produced during the fourth quarter, earnings would have decreased by $19.9 million, from $43.3 million to $23.4 million (from $0.23 per share to $0.13 per share), while operating cash flow would have decreased by $42.6 million, from $69.8 million to $27.2 million (from $0.38 per share to $0.15 per share). In 2002, reported earnings for the fourth quarter would have increased from $19.7 million to $21.9 million (from $0.11 per share to $0.12 per share) and operating cash flow would have increased from $29.9 million to $36.2 million (from $0.16 per share to $0.20 per share).

Had Goldcorp only sold the 602,845 ounces of gold bullion ounces it had produced for the year ended December 31, 2003 (compared with 677,936 ounces actually sold for the year), earnings would have decreased by $13.1 million, from $98.8 million to $85.7 million (from $0.54 per share to $0.47 per share), while operating cash flow would have decreased by $30.7 million, from $95.2 million to $64.5 million (from $0.52 per share to $0.35 per share). In 2002,

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reported earnings for the year ended December 31, 2002 would have increased from $68.2 million to $74.9 million (from $0.39 per share to $0.42 per share) and operating cash flow would have increased from $104.1 million to $120.0 million (from $0.59 per share to $0.68 per share).

Bullion Adjusted Results
(in millions of US dollars, except per share amounts)

	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002

Earnings	$43.3	$19.7	$98.8	$68.2

Adjusted earnings if all gold bullion was produced
and sold in the same period	(19.9)	2.2	(13.1)	6.7
Bullion adjusted earnings	$23.4	$21.9	$85.7	$74.9

Bullion adjusted earnings per share
Per Share: Basic	$0.13	$0.12	$0.47	$0.42
Diluted	$0.12	$0.11	$0.46	$0.41

Operating cash flow	$69.8	$29.9	$95.2	$104.1

Adjusted cash flow if all gold bullion was
	(42.6)	6.3	(30.7)	15.9
produced and sold in the same period
Bullion adjusted cash flow	$27.2	$36.2	$64.5	$120.0

Bullion adjusted cash flow per share
Per Share: Basic	$0.15	$0.20	$0.35	$0.68
Diluted	$0.14	$0.19	$0.34	$0.65

Additional cash flow from operations from gold bullion does not include the proceeds from the sale of the purchased bullion holdings. This is because the cash flow related to the sale of purchase gold bullion is classified under investing activities on the Consolidated Statements of Cash Flow.

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Operational Review

Red Lake Mine

	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002
Operating Data
Tons of ore milled	58,889	58,355	242,082	239,482
Tons of ore milled per calendar day	640	634	663	656
Average mill head grade (ounces per ton)	2.26	2.26	2.20	2.29
Average recovery rate	89.4%	90.6%	88.6%	90.8%
Ounces of gold produced	140,930	130,398	532,028	525,930
Ounces of gold sold	265,391	108,742	610,334	463,524
Operating cost per ounce
Cash production cost	$87	$72	$80	$65
Non-cash cost	31	32	31	29
Total operating cost	$118	$104	$111	$94

Financial Data (in millions of U.S. dollars)
Revenues	$ 101.2	$35.6	$224.0	$ 144.9
Operating profit	69.6	22.8	153.0	98.6
Operating margin (%)	69%	64%	68%	68%
Operating cash flow	$77.8	$26.2	$ 171.8	$ 112.0

During the fourth quarter of 2003 the Red Lake Mine produced 140,930 ounces of gold at a cash cost of $87 per ounce, compared with 130,398 ounces at a cash cost of $72 per ounce during the same period in 2002. The difference in cash cost for the quarter is almost entirely related to foreign exchange difference. For the year ended December 31, 2003, the Red Lake Mine produced 532,028 ounces of gold at a cash cost of $80 per ounce, compared with 525,930 ounces at a cash cost of $65 per ounce in 2002.. The difference of $15 per ounce in cash cost for the year can be attributed to a stronger Canadian dollar ($8 per ounce), a larger percentage of higher cost concentrate ounces ($2 per ounce), an increased level of underground development, increased contractor labour costs and a slightly lower grade and recovery rate, leading to higher operating costs ($5 per ounce).

Work continues on the expansion of the Red Lake Mine with $40 million spent as at December 31, 2003.

Red Lake Mine Concentrate

Gold not recovered through the processing facility at the Red Lake Mine is stockpiled in concentrate form, to be transported and processed by a third party at a subsequent date. Currently, Goldcorp ships concentrate for processing to Barrick's Goldstrike Mine in Nevada and Placer Dome's Campbell Mine, located adjacent to the Red Lake Mine. During the year ended December 31, 2003, 60,803 ounces of gold were recovered from concentrate at a cash cost of $131 per ounce and a total cost of $161 per ounce (including both inventoried mining and milling costs, and transportation and secondary processing costs).

Also recovered during the year were 12,568 ounces of gold from "Old Concentrate" at a cash cost of $212 per ounce (including transportation and secondary processing costs only). Old Concentrate refers to concentrate produced from the sulphide ore mined prior to the shutdown of the mine in 1996. Ounces produced from Old Concentrate, and the associated cost per ounce, are not included in the Red Lake operating results. If the 12,568 ounces from Old

Goldcorp Inc. - Fourth Quarter Results	Page 13

Concentrate were included, year-to-date production would have been 544,596 ounces, at a cash cost of $83 per ounce and a total cost of $113 per ounce.

Wharf Mine

	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002
Operating Data
Tons of ore mined (000's)	1,021	1,020	3,587	4,210
Tons of waste removed (000's)	1,313	2,470	10,835	12,319
Ratio of waste to ore	1.29:1	2.42:1	3.02:1	2.93:1
Tons of ore processed (000's)	952	1,021	3,593	4,251
Average grade of gold processed (opt)	0.034	0.024	0.029	0.027
Ounces of gold produced	17,359	19,831	70,817	81,989
Ounces of gold sold	15,020	24,400	67,602	83,574
Operating cost per ounce
Cash production cost	$221	$240	$258	$236
Royalties and severance taxes	24	14	18	14
Total cash cost	$245	$254	$276	$250
Non-cash cost	89	77	87	60
Total operating cost	$334	$331	$363	$310
Financial Data (in millions of U.S. dollars)
Revenues	$5.9	$ 8.1	$24.9	$26.4
Operating profit (loss)	0.1	-	0.1	0.2
Operating margin (%)	2%	-	0%	1%
Operating cash flow	$2.1	$ 1.8	$6.1	$5.3

Wharf Mine production for the fourth quarter of 2003 of 17,359 ounces, compares with the 19,831 ounces for the corresponding period last year. Production for the year ended December 31, 2003 was 70,817 ounces at a cash cost of $276 per ounce, compared with 81,989 ounces at a cash cost of $250 per ounce for the corresponding period last year.

During 2003, operations shifted to the Trojan Pit, which is the Mine's remaining pit. Greater hauling distances and a change in ore composition, which has slowed the rate of gold recovery from the leach pads, has led to higher costs.

The non-cash cost for both the fourth quarter and year ended December 31, 2003 also increased over the corresponding periods in 2002, due to the shift in operations to the Trojan Pit. The increased costs are related to the pre-stripping of waste rock to access the ore in the pit. The pre-stripping is capitalized and then amortized over the Mine's remaining ounces.

Goldcorp Inc. - Fourth Quarter Results	Page 14

Saskatchewan Minerals

(in millions of US dollars, operating data in thousands of	Three months ended			Year ended
tons)		December 31,		December 31,
	2003	2002	2003	2002
Operating Data
Tons produced	26.6	29.7	110.0	123.7
Tons sold	26.9	32.1	111.1	123.4
Financial Data
Revenues	$3.4	$3.6	$13.7	$14.0
Operating profit	0.3	0.8	1.7	2.7
Operating margin (%)	9%	22%	12%	19%
Operating cash flow	$0.3	$0.9	$2.0	$2.9

Revenues for the fourth quarter and year ended December 31, 2003 were consistent with last year as the reduction in tons sold compared with last year was offset by price increases, made possible by moderately improved market conditions. Operating profit for the fourth quarter and year ended December 31, 2003 was adversely affected by a stronger Canadian dollar as 45% of 2003 sales were in the U.S. Cost increases also contributed to lower operating profits and cash flows than for last year.

Expenses
(in millions of U.S. dollars)	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002
Operating	$33.2	$ 17.8	$88.5	$64.8
Corporate administration	5.3	2.1	12.1	9.3
Depreciation and depletion	9.7	5.2	24.1	17.9
Exploration	0.8	1.7	3.0	3.7
	$48.9	$ 26.8	$ 127.8	$95.6

Increased operating costs are related to higher operating costs at both the Red Lake Mine and the Wharf Mine, the impact of a stronger Canadian dollar on the Canadian operations and increases in processing costs attributable to concentrate ounces. This is reflected in a consolidated cash cost of $100 per ounce for the year ended December 31, 2003, compared with $93 per ounce for the corresponding period last year. The cost increases attributable to each division are described in the operating section.

The increase in corporate administration expense for the fourth quarter and the year ended December 31, 2003, compared to the same periods in 2002, is largely due to a stronger Canadian dollar in 2003, which has increased the cost of corporate administration in U.S. dollar terms, and the inclusion in the financial statements during 2003 of stock-option compensation expense. Goldcorp has elected to adopt the amended accounting recommendations of the CICA for stock-based compensation and has recorded, on a prospective basis, the expense related to options issued subsequent to December 31, 2002. Stock option compensation, included in corporate administration, was $1.3 million for the fourth quarter of 2003 and $1.8 million for the year ended December 31, 2003. In addition, operating expense includes costs relating to stock option compensation totaling $0.3 million for the three months ended December 31, 2003 and $0.4 million for the year.

Depreciation and depletion expenses incurred for the fourth quarter of 2003 were $9.7 million, compared with $5.2 million for the corresponding period last year. Depreciation and depletion expenses incurred for the year ended December 31, 2003 were $24.1 million, compared with $17.9 million for the corresponding period last year. The

Goldcorp Inc. - Fourth Quarter Results	Page 15

increase in depreciation during 2003 largely reflects the increase in the number of ounces sold. The depreciation and depletion expense for the year has been restated to reflect the adoption of new Canadian and US standards on asset retirement obligations. Refer to Note 3(b) of the Consolidated Financial Statements for additional information on the adoption of the asset retirement standard.

Total exploration expenditures (both expensed and capitalized) were $5.7 million for the fourth quarter of 2003, compared with $5.3 million in 2002. Total exploration expenditures were $19.3 million for the year ended December 31, 2003, compared with $16.4 million for the corresponding period last year. All exploration expenditures incurred relate to the Red Lake area.

Exploration expense for the fourth quarter was $0.8 million, compared with $1.7 million for the corresponding period last year, while exploration expense for the year ended December 31, 2003 was $3.0 million, compared with $3.7 million for last year. Goldcorp expenses exploration expenditures up to the time it is established that a property has reserves which are economically recoverable and capitalizes exploration expenditure aimed at increasing reserves.

Other Income (Expense)
(in millions of U.S. dollars)	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002
Interest and other income	$ 1.7	$1.6	$7.3	$4.0
Gain (loss) on foreign currency	0.1	(0.9)	(1.2)	(0.9)
Gain on sale of purchased gold bullion	3.8	-	1.7	-
Gain on marketable securities	3.1	7.1	10.2	14.8
Total	$ 8.7	$7.8	$ 18.0	$17.9

Interest and other income earned for the fourth quarter of 2003 was $1.7 million, compared with $1.6 million in 2002. Interest and other income for the year ended December 31, 2003 was $7.2 million, compared with $4.0 million for the corresponding period last year. The increase was due to higher cash balances resulting from an April 2002 equity financing and cash generated from operations. In addition, as the CDN$ has strengthened, interest earned on CDN$ investments increases in relation to the US$.

The gain on foreign currency was $0.1 million for the fourth quarter of 2003, compared with a loss of $0.9 million for the corresponding period last year. There was a loss on foreign currency for the year ended December 31, 2003 of $1.2 million, compared with a loss of $0.9 million for the prior year. The loss on foreign currency is largely the result of the movement in the CDN$/US$ rate of exchange on US$ denominated monetary assets in the Company's Canadian operations.

Goldcorp realized a gain on the sale of purchased gold bullion during the year of $1.7 million. The gain during the fourth quarter of $3.8 million reflects the recovery of a $2.1 million write-down recorded during the second quarter of 2003 in addition to the realized gain of $1.7 million. The gains were realized on the fourth quarter sale of the inventoried stockpile that had been built up by the end of the third quarter of 2003 of 123,817 ounces. The sale represented a gain of $66 per ounce in US dollar terms, but the reported gain has been partially offset by the depreciation in US dollar since purchasing the gold bullion, as the results of the Canadian operations are measured in Canadian dollars. (See table).

Average			Avg.	Avg.	Effect of
gold	Average	Gain on	Cdn/US	Cdn/US	Change in	Net gain on sale
purchase	gold sales	increase in	exch. rate at	exch. rate at	Cdn/US exch.	of purchased
price	price	gold price	purchase	sale	Rate	gold
$322	$388	$8,172,000	1.53	1.32	($6,508,000)	$1,664,000

Goldcorp Inc. - Fourth Quarter Results	Page 16

The gain of $3.1 million on marketable securities for the fourth quarter of 2003 compares with a gain of $7.1 million for the corresponding period last year. The gain of $10.2 million for the year ended December 31, 2003, compares with a gain of $14.8 million for the corresponding period last year. In 2002, the gains on marketable securities are largely due to the disposal of positions taken on a company previously identified as an acquisition target. Gains on marketable securities in 2003 are of a similar nature.

Income Taxes

During 2003, Goldcorp booked a net decrease to the income tax provision of $1.8 million resulting from legislated rate changes. The Company recorded a reduction to income tax expense of $3.7 million in the second quarter to reflect changes to federal resource taxation rules under the Canadian Income Tax Act. This was partially offset during the fourth quarter of 2003 when a $1.9 million provision for income tax expense was recorded as a result of changes to Ontario provincial income tax rates beginning January 1, 2004.

During 2003, Goldcorp paid $71.5 million in taxes. $35.9 million related to earnings from 2002 while $35.6 million were net installments made during the year on expected earnings for 2003. The double payment of taxes was a onetime event. At December 31, 2003, Goldcorp had income and mining taxes payable of $16.5 million.

Liquidity and capital resources

Treasury assets

Goldcorp's treasury assets, noted at market values, are listed below. With the exception of cash and short-term investments, these values differ from the GAAP valuation on the balance sheet which is at the lower of cost or market.

(in millions of U.S. dollars)	As at December 31,	As at December 31,
	2003	2002
Cash and short-term investments	$379.0	$260.8
Purchased gold bullion - at market value (cost: 2002: $31.3 million)	-	34.3
Produced gold bullion - at market value
(cost: 2003: $3.9 million; 2002: $10.8 million)	8.7	32.9
Marketable securities - at market value
(cost: 2003: $12.2 million; 2002: $5.9 million)	22.0	9.8
Total	$409.7	$337.8

Cash and short-term investments

Cash and short-term investments increased by $118.2 million, from $260.8 million at December 31, 2002, to $379.0 million at December 31, 2003. During the period, operating activities generated $95.2 million, while investing and financing activities used $33.1 million and $1.4 million, respectively.

Goldcorp remains debt free and its gold production and reserves are totally unhedged. Goldcorp has no off balance sheet liabilities other than standard operating leases and letter of credits provided as support for reclamation obligations. Goldcorp has no defined benefit pension plans and accordingly, no associated unfunded pension liabilities.

Goldcorp Inc. - Fourth Quarter Results	Page 17

Cash generated by operations

For the fourth quarter ended December 31, 2003, operating activities generated $69.8 million, compared with $29.9 million for the corresponding period last year. The increase is related to the sale of the produced gold bullion withheld from sale and sold during the fourth quarter of 2003.

Goldcorp generated $95.2 million from operating activities for the year ended December 31, 2003, which was $8.9 million less than the corresponding period last year, despite the sale of the gold bullion inventory during the fourth quarter of 2003. The reduction in operating cash flow is largely due to tax payments of approximately $36 million on 2002 earnings made during the first quarter of 2003 as well as increased tax installments on expected earnings for 2003.

Investing activities - Mining Interests
(in millions of U.S. dollars)	Three months ended			Year ended
		December 31,		December 31,
	2003	2002	2003	2002
Red Lake	$24.4	$5.8	$65.6	$19.1
Wharf Mine	0.9	1.4	8.5	7.2
Saskatchewan Minerals	0.3	-	0.4	0.5
Total	$25.6	$7.2	$74.5	$26.8

During the fourth quarter of 2003, the Company invested $25.6 million in mining interests, with almost the entire amount expended at the Red Lake Mine. Expenditures for the year ended December 31, 2003 were $74.5 million, compared with $26.8 million for the corresponding period last year. The increase is related to the expansion project at the Red Lake Mine with $40 million spent during the year ended December 31, 2003. Investing activities generated $16.8 million, while $0.8 million was used during the corresponding period last year. The increase is related to the sale of the purchased gold bullion withheld from sale and sold during the fourth quarter of 2003.

Financing activities

Goldcorp increased the dividend payout by 20% during the fourth quarter of 2003 (from $0.15 per share to $0.18 per share annually) and increased the frequency of the dividend payout from a bi-monthly basis to a monthly basis. Shareholders received two monthly dividends and one bi-monthly dividend during the fourth quarter of 2003, bringing total dividends paid for the year ended December 31, 2003 to $0.155 per share, or $28.4 million in cash dividends. This compares with dividends paid of $0.11 per share, or $19.6 million in cash dividends for the corresponding period last year. At year-end, Goldcorp had accrued both a regular dividend payment of $0.015 per share and a special dividend payment of $0.10 per share, payable to shareholders of record on January 6, 2004. The dividends accrual totaled $21.5 million at December 31, 2003.

Effect of exchange rate changes on cash

A substantial portion of the Company's cash and short-term investments are held in CDN$. As a result the strengthening of the CDN$ since December 31, 2002 has had a positive impact on the reported cash on the balance sheet. This impact for the fourth quarter of 2003 was $18.4 million and the impact for the year ended December 31, 2003 was $57.5 million, as reflected on the Consolidated Statements of Cash Flow under the effect of exchange rate changes on cash.

Goldcorp Inc. - Fourth Quarter Results	Page 18

Outlook

Total gold production for 2004 is forecast to be approximately 595,000 ounces, compared with 602,845 ounces in 2003. Consolidated cash cost is expected to be approximately $106 per ounce, while non-cash cost is expected to be $41 per ounce. This compares with $100 cash cost per ounce and $37 non-cash cost per ounce for the year ended December 31, 2003.

The Red Lake Mine is planning to produce approximately 525,000 ounces of gold, including approximately 51,000 ounces of gold produced from concentrate. Average mill head grade is projected to be 2.24 opt (76.8 gpt) with an average recovery rate of approximately 89.0%. The production is based on milling 650 tons per day, compared with 663 tons per day in 2003. Cash costs are budgeted to be approximately $86 per ounce (versus $80 per ounce in 2003), while total costs are expected to be approximately $121 per ounce, compared with $111 per ounce in 2003. The higher cost is largely the result of a strengthening Canadian dollar along with higher operating costs from increased processing costs related to concentrate ounces.

The Wharf Mine is forecast to produce approximately 70,000 ounces of gold in 2003 at a cash cost of approximately $250 per ounce (versus $276 per ounce in 2003). Total costs are forecast to be $325 per ounce, compared with $363 per ounce in 2003. The lower forecasted costs reflect the expected increase in efficiency in gold recovery from the leach pads and other operational efficiencies.

Goldcorp Inc. - Fourth Quarter Results	Page 19

Non-GAAP Measures

Goldcorp has included throughout this document certain non-GAAP performance measures. These non-GAAP measures do not have any standardized meaning nor are they necessarily comparable with similar measures presented by other companies. Goldcorp believes that certain investors use this information to evaluate the Company's performance. The data are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Set out below are definitions for these performance measures and reconciliations of non-GAAP measures to reported GAAP measures.

Cash Flow from Operations per Common Share

Cash flow from operations is determined by dividing cash flow from operations by the weighted average number of common shares outstanding during the period. The following table sets forth the computation of both the basic and diluted cash flow from operations per common share:

	Three months ended		Year ended
	December 31,		December 31,
(in thousands of United States dollars, except per share amounts)	2003	2002	2003	2002

Cash flow from operations	$69,849	$29,875	$95,166	$ 104,140

Divided by:
Weighted average shares outstanding (000's)	185,428	182,323	183,574	176,654
Effect of dilutive securities:
Employee stock options and warrants	7,218	8,834	4,605	7,592
Adjusted weighted average shares and
assumed conversions	192,646	191,157	188,179	184,246

Basic cash flow from operations per share	$0.38	$0.16	$0.52	$ 0.59

Diluted cash flow from operations per share	$0.36	$0.16	$0.51	$ 0.57

Financial Ratios

Gross Operating Margin is defined as gross operating profit for the period, which is profit after deducting from revenue operating expenses, divided by revenue for the period.

Net Profit Margin is calculated by dividing earnings for the period by revenue for the period.

Return on Invested Capital is defined as earnings for the period divided by the total of the average of debt and equity for the period. Because the Company is debt free, Goldcorp's calculation of Return on Invested Capital is earnings divided by the average equity during the period.

Goldcorp Inc. - Fourth Quarter Results	Page 20

Reconciliation of Cash Cost per Ounce to Financial Statements

	Three months ended		Year ended
	December 31,		December 31,
(in thousands of United States dollars)	2003	2002	2003	2002

Operating expenses	$33,194	$17,750	$ 88,527	$64,779
Industrial Minerals operating expense	(3,135)	(2,753)	(11,736)	(11,054)
Old concentrate expenses	(1,153)	(338)	(2,662)	(492)
Silver by-product credit	(123)	(111)	(605)	(520)
Stock option compensation included with
operating expense	(297)	-	(439)	-
Other	(1,972)	(509)	(5,294)	(1,772)
	$26,514	$14,039	$ 67,791	$50,941

Divided by ounces sold	280,411	133,142	677,936	547,098

Cash cost per ounce	$95	$105	$ 100	$93

Reconciliation of Non-Cash Cost per Ounce to Financial Statements

	Three months ended		Year ended
	December 31,		December 31,
(in thousands of United States dollars)	2003	2002	2003	2002

Depreciation and depreciation	$9,712	$5,207	$ 24,101	$17,851
Industrial Minerals depreciation and depletion	(135)	(63)	(335)	(238)
Accretion expense from gold operations	280	253	1,113	1,012
Stock option compensation from gold operation
included with operating expense	262	-	388	-
Other	(497)	(45)	(197)	(306)
	$9,622	$5,352	$ 25,070	$18,319

Divided by ounces sold	280,411	133,142	677,936	547,098

Non-cash cost per ounce	$34	$40	$ 37	$33

Goldcorp Inc. - Fourth Quarter Results	Page 21

GOLDCORP INC.
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(in thousands of United States dollars)

	As at	As at
	December 31,	December 31,
	2003	2002
	(unaudited)	(restated note 3(b))
Assets

Current assets
Cash and short-term investments	$378,954	$260,833
Gold bullion (note 4)
Purchased (market value: 2002: $34,330)	-	31,337
Produced (market value: $8,675; 2002: $32,864)	3,910	10,779
Accounts receivable	8,872	3,103
Marketable securities
(market value: $22,003; 2002: $9,774)	12,224	5,923
Inventories	17,527	14,104
Prepaid expenses	1,803	1,298
	423,290	327,377

Mining interests	207,317	124,675
Deposits for reclamation costs	5,754	4,489
Other assets	2,162	1,208
	$638,523	$457,749

Liabilities and Shareholders' Equity

Current liabilities
Accounts payable	$5,606	$5,348
Accrued liabilities	17,422	10,805
Dividends payable	21,526	-
Income and mining taxes payable	16,516	36,897
	61,070	53,050

Reclamation and closure cost obligation	21,850	20,171
Future income and mining taxes	47,861	35,607

Shareholders' equity
Capital stock (note 6)	375,827	348,848
Contributed surplus	2,275	-
Cumulative translation adjustment	66,282	(14,627)
Retained earnings	63,358	14,700
	507,742	348,921
	$638,523	$457,749

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - Fourth Quarter Results	Page 22

Consolidated Statements of Earnings (unaudited)
(in thousands of United States dollars, except per share amounts)

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
		(restated - note 3(b))	(restated - note 3(b))
Revenues
Gold	$107,187	$43,648	$248,954	$ 171,208
Industrial minerals	3,438	3,603	13,688	13,986
	110,625	47,251	262,642	185,194
Expenses
Operating	33,194	17,750	88,527	64,779
Corporate administration	5,261	2,131	12,138	9,290
Depreciation and depletion	9,712	5,206	24,101	17,851
Exploration	766	1,714	3,006	3,696
	48,933	26,801	127,772	95,616

Earnings from operations	61,692	20,450	134,870	89,578

Other income (expense)
Interest and other income	1,709	1,635	7,241	4,021
Gain on sale of purchased gold bullion	3,825	-	1,664	-
Gain (loss) on foreign currency	128	(928)	(1,164)	(933)
Gain on marketable securities	3,075	7,112	10,230	14,792
	8,737	7,819	17,971	17,880

Earnings before taxes	70,429	28,269	152,841	107,458
Income and mining taxes (note 2)	27,099	8,548	54,037	39,223

Earnings for the period	$43,330	$19,721	$98,804	$ 68,235

Earnings per share (note 6)
Basic	$0.23	$0.11	$0.54	$ 0.39
Diluted	$0.22	$0.10	$0.53	$ 0.37

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - Fourth Quarter Results	Page 23

Consolidated Statements of Retained Earnings (Deficit) (unaudited)
(in thousands of United States dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Retained earnings (deficit) at beginning
of period as previously reported	$54,217	$1,169	$15,721	$ (30,323)

Change in accounting policy (note 3(b))	(2,327)	(720)	(1,021)	(3,613)

As adjusted	$51,890	$449	$14,700	$ (33,936)

Earnings for the period	43,330	19,721	98,804	68,235

Dividends paid to common shareholders	(31,862)	(5,470)	(50,146)	(19,626)

Interest on note receivable from officer	-	-	-	27

Retained earnings at end of period	$63,358	$14,700	$63,358	$ 14,700

The accompanying notes are an integral part of these consolidated financial statements.

Goldcorp Inc. - Fourth Quarter Results	Page 24

Consolidated Statements of Cash Flows (unaudited)
(in thousands of United States dollars)

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
	(restated - note 3(b))		(restated - note 3(b))
Cash provided by (used in)
Operating activities
Earnings for the period	$43,330	$19,721	$98,804	$ 68,235
Items not affecting cash
Depreciation and depletion	9,712	5,206	24,101	17,851
Gain on sale of purchased bullion	(3,825)	-	(1,664)	-
Gain on marketable securities	(3,075)	(7,112)	(10,230)	(14,792)
Stock option expense	1,575	-	2,275	-
Future income taxes	(764)	678	4,123	4,797
Reclamation expenditures	(78)	(623)	(346)	(4,454)
Other	(164)	257	580	899
Change in non-cash operating
working capital	23,138	11,748	(22,477)	31,604
Net cash provided by operating activities	69,849	29,875	95,166	104,140

Investing activities
Mining interests	(25,552)	(7,179)	(74,528)	(26,835)
Purchase of gold bullion	(588)	-	(8,160)	(32,024)
Proceeds on sale of purchased gold bullion	45,112	-	45,112	-
Purchase of marketable securities	(7,903)	(52,046)	(88,823)	(201,035)
Proceeds from sale of marketable
securities	6,280	58,355	94,134	216,353
Decrease (increase) in reclamation
deposits	(551)	114	(859)	(1,733)
Net cash provided by (used in)
investing activities	16,798	(756)	(33,124)	(45,274)

Financing activities
Issue of capital stock	23,225	363	26,979	140,963
Dividends paid to common shareholders	(10,091)	(5,470)	(28,375)	(19,626)
Repayment of note receivable
from officer	-	-	-	2,413
Net cash provided by (used in)
financing activities	13,134	(5,107)	(1,396)	123,750
Effect of exchange rate changes on cash	18,442	1,368	57,475	113
Increase in cash and short-term
investments	118,223	25,380	118,121	182,729
Cash and short-term investments
at beginning of period	260,731	235,453	260,833	78,104
Cash and short-term investments
at end of period	$378,954	$260,833	$378,954	$ 260,833

The accompanying notes are an integral part of these consolidated financial statements

Goldcorp Inc. - Fourth Quarter Results	Page 25

Goldcorp Inc.
Notes to Consolidated Financial Statements
(United States dollars, tabular amounts in thousands)

1.     General

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended December 31, 2002.

These unaudited interim consolidated financial statements reflect all normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

2.     Income Taxes

(a) Ontario Income Tax Rates

During the fourth quarter of 2003, the Ontario government passed legislation increasing corporate income tax rate to 14%. Previously, the provincial corporate income tax rates were scheduled to be reduced to 8% by 2006. The effect of the change is estimated to result in an increase in future taxes payable of $1,945,000.

(b) Changes to Taxation of Resource Income

The Company's income tax balances reflect the impact of proposed changes to the federal resource taxation rules which were announced in the February 2003 federal budget and are considered substantively enacted as at September 30, 2003. Two noteworthy changes include the deduction of certain portions of mining taxes as well as the lowering of federal income tax rates applicable to resource income. The effect of the above changes is estimated to result in a reduction to future taxes payable of $3,704,000, which has been reflected in the current income tax provision.

3.     Changes in Accounting Policies

(a) Stock-Based Compensation

The Company has adopted, on a prospective basis, the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options. No compensation expense has been recorded for stock options issued before January 1, 2003.

Goldcorp Inc. - Fourth Quarter Results	Page 26

Goldcorp Inc.
Notes to Consolidated Financial Statements
(United States dollars, tabular amounts in thousands)

The fair value of the 2,176,500 options granted subsequent to January 1, 2003 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4%; dividend yield of 1%; volatility factor of the expected market price of the Company's common stock of 45%; and a weighted average expected life of the options of 5 years. The estimated fair value of the options is expensed over the options' vesting period, which is 3 years.

The following is the Company's pro forma earnings for 2003 and 2002, with the fair value method applied to all options issued since January 1, 2002 (the Black-Scholes option pricing model assumptions used for 2002 are consistent with those noted for 2003 with the exception of a volatility factor of 40% rather than 45%):

The following is the Company's pro forma earnings with the fair value method applied to all options issued during the period:

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Earnings for the period	$43,330	$19,721	$98,804	$68,235
Pro forma net additional compensation expense
Related to fair value of stock options issued	(793)	(1,633)	(3,923)	(4,953)

Pro forma earnings for the period	$42,537	$18,088	$94,881	$63,282

Pro forma earnings per share
Basic	$0.23	$0.10	$0.52	$0.36
Diluted	$0.22	$0.09	$0.50	$0.34

(b) Asset Retirement Obligations

Effective January 1, 2003, the Company adopted the recommendations of CICA Handbook Section 3110, "Asset retirement obligations". This standard addresses the accounting for the Company's legal obligations associated with the retirement of tangible long-lived assets that result from its acquisition, construction, development or normal operation. The Company is required to record the fair value of the liability for an asset retirement when it is incurred and capitalize an equivalent amount as an asset to be depreciated over its useful life. An accretion component is charged each period to reflect the interest on the fair value liability. Gains and losses are recorded at the time the asset retirement obligation is settled.

The comparative financial statements of prior periods have been restated retroactively for this change in accounting policy. The adoption of this standard had the following impact on the opening balance sheet: increased Mining interests by $231,000; decreased accruals by $275,000; increased Reclamation and closure cost obligations by $2,459,000; decreased Future income and mining taxes by $932,000; and decreased Retained earnings by $1,021,000. The effect on earnings in 2002 was an increase of $2,592,000 ($0.01 per share). This standard is consistent with the US standard on the subject.

Goldcorp Inc. - Fourth Quarter Results	Page 27

Goldcorp Inc.
Notes to Consolidated Financial Statements
(United States dollars, tabular amounts in thousands)

4. Gold Bullion

During the year ended December 31, 2003, the Company purchased an additional 23,657 ounces of gold bullion at a cost of $8,160,000. During the fourth quarter of 2003, the Company sold all its purchased gold bullion (123,817 ounces) and recorded a $1,664,000 gain on the sale.

At December 31, 2003, the Company had 20,791 ounces of produced gold bullion, which is carried on the balance sheet at a production cost of $3,910,000. The market value of the Company's produced gold bullion at year-end was $8,675,000.

5. Segmented Information

The Company has two reportable industry segments: gold mining in Canada and the United States and industrial minerals mining and processing in Canada. The Company's gold mines consist principally of the Red Lake Mine located in northern Ontario and the Wharf Mine located in South Dakota. The industrial mineral operation, Saskatchewan Minerals, is located in Saskatchewan and produces sodium sulphate primarily for the detergent industry. Revenues from gold operations are attributed based on the location of the operation and revenues from industrial minerals are based on the location of the customer.

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
Gold
Revenues:
Canada	$ 101,274	$ 35,548	$ 224,033	$ 144,856
United States	5,913	8,100	24,921	26,352
	107,187	43,648	248,954	171,208

Depreciation and depletion	9,638	5,143	23,828	17,613
Operating income before taxes	66,721	21,801	145,340	96,182
Expenditures for mining interests	25,272	7,171	74,086	26,358

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
Industrial Minerals
Revenues:
Canada	$ 1,583	$ 2,472	$ 7,562	$ 8,372
United States	1,855	1,131	6,126	5,614
	3,438	3,606	13,688	13,986

Depreciation and depletion	74	63	273	238
Operating income before taxes	232	781	1,668	2,686
Expenditures for mining interests	280	8	442	477

Goldcorp Inc. - Fourth Quarter Results	Page 28

Goldcorp Inc.
Notes to Consolidated Financial Statements

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002
Total
	Revenues:
Canada	$ 102,857	$ 38,020	$ 231,595	$ 153,228
United States	7,768	9,231	31,047	31,966
	110,625	47,251	262,642	185,194

Depreciation and depletion	9,712	5,206	24,101	17,851
Operating income before taxes	66,953	22,581	147,008	98,868
Expenditures for mining interests	25,552	7,179	74,528	26,835

Reconciliation of earnings before taxes
	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Operating income from reportable
segments before taxes	$ 66,953	$ 22,581	$ 147,008	$ 98,868
Gain on sale of purchased bullion	3,825	-	1,664	-
Gain on marketable securities	3,075	7,112	10,230	14,792
Interest and other income	1,709	1,635	7,241	4,021
Gain (loss) on foreign currency	128	(928)	(1,164)	(933)
Corporate administration	(5,261)	(2,131)	(12,138)	(9,290)

Earnings before taxes	$ 70,429	$ 28,269	$ 152,841	$ 107,458

Goldcorp Inc. - Fourth Quarter Results	Page 29

6.     Capital Stock

At December 31, 2003, the Company had 189,274,390 common shares outstanding. If all outstanding options and warrants had been exercised a total of 209,286,206 common shares would have been outstanding.

The following table sets forth the computation of diluted earnings per share:

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Earnings available to common shareholders	$43,330	$19,721	$98,804	$68,235

Divided by:
Weighted average shares outstanding	185,428	182,323	183,574	176,654
Effect of dilutive securities:
Employee stock options and warrants	7,218	8,834	4,605	7,592
Adjusted weighted average shares and
assumed conversions	192,646	191,157	188,179	184,246

Basic earnings per share	$0.23	$0.11	$0.54	$0.39
Diluted earnings per share	$0.22	$0.10	$0.53	$0.37

The following lists the stock options and warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average fair market value of the common shares for the period:

	Three months ended		Year ended
	December 31,		December 31,
	2003	2002	2003	2002

Stock options and warrants (shares in thousands)	4	8,011	34	5,392